SECURITIES AND EXCHANGE COMMISSION


10031253

CM

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-23292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lyons 401-292-4160
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

FIDELITY BROKERAGE SERVICES LLC
(SEC I.D. No. 8-23292)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Fidelity Brokerage Services LLC:

We have audited the accompanying statement of financial condition of Fidelity Brokerage Services LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Brokerage Services LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2010

FIDELITY BROKERAGE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands)

ASSETS

Securities owned—at fair value	$	445,611
Securities received as collateral from affiliated clearing broker		41,310
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $335,777		145,500
Receivable from affiliated clearing broker		28,432
Other assets		130,646
TOTAL ASSETS	$	791,499

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Obligation to return securities received as collateral	$	41,310
Payable to affiliate		204,509
Accrued expenses and other liabilities		142,843
Total liabilities		388,662
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		402,837
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	791,499

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fidelity Brokerage Services LLC (the "Company") is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR").

The Company is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to transact on the NYSE Euronext, Inc. The principal business of the Company is to provide discount brokerage services to a retail customer base that effect transactions in a wide array of financial instruments. The Company clears all customer transactions through National Financial Services LLC ("NFS"), an affiliated registered broker-dealer, on a fully disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities Transactions—Proprietary transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue.

Commissions—Commission revenues and related expenses are recorded on a trade date basis.

Fees—Fees represent income earned on mutual funds and are recognized when earned.

Use of Estimates—Preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation, the valuation of certain assets and other matters that affect the reported amounts and the disclosure of contingencies in the Statement of Financial Condition. Actual results could differ from these estimates.

Cash—For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is provided on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As a single-member limited liability company, FBS is disregarded as an entity separate from its owner and the operations are included in the federal and state income tax returns of the Parent, therefore the Company has no income tax expense/benefit or tax assets/liabilities.

Collateralized Securities Transactions—In order to facilitate transactions between NFS and certain external customers, the Company enters into non-cash loan versus pledge securities transactions. In these transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower and are recorded at the amount of cash or collateral received. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized security transactions is recorded on an accrual basis.

Fair Value—Effective January 1, 2008, the Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board ("FASB") which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements. Assets, including receivables and other assets, are carried at amounts which approximate fair value. Securities owned are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Obligation to return securities and accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements—In 2009, the Company adopted, on a prospective basis, additional accounting standards issued by the FASB on fair value measurements. The additional accounting standards assist in the determination of fair value for securities or other financial assets when the volume and level of activity for such items have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis. The additional accounting standards also assist in determining whether or not a transaction is orderly and whether or not a transaction or quoted price can be considered in the determination of fair value. Accordingly, the additional accounting standards do not apply to quoted prices for identical assets or liabilities in active markets categorized as Level 1 in the fair value hierarchy, and also requires that additional fair value disclosures be included on an interim basis. See Note 4 for the additional disclosures provided pursuant to the additional accounting standards. The adoption of additional standards regarding fair value measurements did not impact the Company's Statement of Financial Condition.

On January 21, 2010, the FASB amended its standards on fair value measurements and disclosures to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amended standards also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure about purchases, sales, issuance, and settlement in the roll forward of activities in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The Company does not anticipate that the adoption of the amended standards on fair value measurements and disclosures will have a material impact on its Statement of Financial Condition.

Income Taxes—In 2009, the Company adopted new accounting standards which clarify the accounting for uncertainty in income taxes recognized in the Company's financial statements. As a result, the

Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The adoption of this new accounting standard did not have a material impact on the Company's Statement of Financial Condition.

Subsequent Events—In May 2009, the FASB codified the standards regarding disclosure of events occurring subsequent to the balance sheet date. The standards do not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the Statement of Financial Condition is required. The Company evaluated subsequent events and disclosed those events through February 18, 2010. Since this standard requires only additional disclosures concerning subsequent events, the adoption of it did not have an effect on the Company's Statement of Financial Condition.

3. SECURITIES OWNED

In September 2008, the Company offered to buy back illiquid Auction Rate Securities ("ARS") from retail customers who purchased such securities from the Company. The offer period commenced in October 2008 and concluded on January 21, 2009. The fair value of the ARS owned by the Company totaled $197,062 as of December 31, 2009 and is included in securities owned-at fair value on the accompanying Statement of Financial Condition. These securities are reported as "Level 3" assets and valued pursuant to the Company's policies described in Note 4.

Also included in securities owned-at fair value on the accompanying Statement of Financial Condition at December 31, 2009 are money market instruments of $246,823 and other securities of $1,726.

4. FAIR VALUE MEASUREMENTS

The Company categorizes the financial assets and liabilities carried at fair value in its Statement of Financial Condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable valuation inputs (level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (such as securities without a readily determinable fair value).

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities received as collateral from affiliate	$ 41,310	$ -	$ -	$ 41,310
Securities owned	248,549	-	197,062	445,611
Total Assets	$ 289,859	$ -	$ 197,062	$ 486,921
Liabilities:				
Obligation to return securities received as collateral	$ 41,310	$ -	$ -	$ 41,310

Level 3 assets consist of the portfolio of ARS as of December 31, 2009. In the absence of a ready market for these securities, the Company's determination of fair value consisted of the use of various modeling techniques. In reaching this determination, consideration was given to many factors including, but not limited to, coupon rate, expected maturity, discount rates, credit spreads and liquidity.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") and the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other principal exchanges of which it is a member. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, the Company had net capital of $99,035, which exceeded its minimum requirement by $98,785.

Proprietary accounts held at NFS ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between the Company and NFS which requires, among other requirements, for NFS to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

6. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned fees and commissions from subsidiaries of, and mutual funds managed by, an affiliate as a result of the marketing and administration of their products and other administrative services.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits, are paid by FMR and charged to the Company.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The receivable from NFS, which is included in receivable from affiliated clearing broker, was $28,432 at December 31, 2009 and is based on their clearing agreement. The Company also had a receivable from other affiliates of $7,226 which is included in other assets. Payable to FMR of $204,509 is included in payable to affiliate on the Statement of Financial Condition.

Clearing services are provided to the Company under an agreement with NFS. Pursuant to the clearing agreement, NFS is entitled to certain fees for the execution, clearance and settlement of introduced customer securities transactions. In addition, NFS collects and distributes the Company's customer related interest.

The Company entered into non-cash loan versus pledge securities transactions with NFS, with a fair value of the collateral of $41,310 at December 31, 2009.

7. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods with a charge to employee compensation and benefits expense.

8. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On June 22, 2001, the Company entered into a $30,000 cash subordination agreement with FMR that bears interest at a fixed rate of 6.55% and had an expiration date of June 22, 2010. This agreement was automatically extended each year if written notification is not provided to FINRA seven months prior to the expiration date. This loan was repaid to FMR on July 31, 2009.

9. COMMITMENTS AND CONTINGENCIES

Collateral—At December 31, 2009, in relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral with a fair value of $41,310 at December 31, 2009. The securities received as collateral are from NFS.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2019. Future minimum rentals under these leases are $48,265, $45,821, $40,310, $38,290 and $35,051 for each of the years ending December 2010 through December 2014, respectively, and $91,744 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates its revenues by providing securities brokerage services to retail customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world.

Litigation—In the normal course of business, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes any required reserves if a loss is probable and the amount of such loss can be reasonably estimated. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

10. CREDIT RISK

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and pursuant to such guidelines requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2010

Fidelity Brokerage Services LLC
82 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the financial statements of Fidelity Brokerage Services LLC (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 18, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP